# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Powerus Corp, CIK 0002009312
CUSIP: 05156D102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 885 Paragon Way, Rock Hill, South Carolina (SC), 29730
Date of event which requires filing of this statement: 10/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002158646

## Reporting persons
- AUT Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 27,487,342; shared voting power 0; sole dispositive power 27,487,342; shared dispositive power 0; aggregate amount beneficially owned 27,487,342 (16.77% of the class)
- KCGI Innovative Growth ESG Private Equity Fund 1: type of reporting person: partnership (PN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 19,551,746; shared voting power 0; sole dispositive power 19,551,746; shared dispositive power 0; aggregate amount beneficially owned 19,551,746 (11.93% of the class)
- KCGI Innovative Growth ESG Private Equity Fund 1-1: type of reporting person: partnership (PN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 7,935,596; shared voting power 0; sole dispositive power 7,935,596; shared dispositive power 0; aggregate amount beneficially owned 7,935,596 (4.84% of the class)
- KCGI Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 27,487,342; shared voting power 0; sole dispositive power 27,487,342; shared dispositive power 0; aggregate amount beneficially owned 27,487,342 (16.77% of the class)
- Taewon Kim: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 27,487,342; sole dispositive power 0; shared dispositive power 27,487,342; aggregate amount beneficially owned 27,487,342 (16.77% of the class)
- Hyunchol Lim: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 27,487,342; sole dispositive power 0; shared dispositive power 27,487,342; aggregate amount beneficially owned 27,487,342 (16.77% of the class)
- Taedoo Chung: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 27,487,342; sole dispositive power 0; shared dispositive power 27,487,342; aggregate amount beneficially owned 27,487,342 (16.77% of the class)
- Sungboo Kang: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 27,487,342; sole dispositive power 0; shared dispositive power 27,487,342; aggregate amount beneficially owned 27,487,342 (16.77% of the class)

## Item 1. Issuer
Name of issuer: Powerus Corp
Address of issuer's principal executive offices: 885 Paragon Way Rock Hill, SC, 29730

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by AUT Holdings LLC ("AUT"), KCGI Innovative Growth ESG Private Equity Fund 1 ("Fund 1"), KCGI Innovative Growth ESG Private Equity Fund 1-1 ("Fund 1-1" and, together with Fund 1, the "Funds"), and KCGI Co., Ltd. ("KCGI") (collectively, the "Reporting Entities" and, individually, each a "Reporting Entity"); and Taewon Kim, Taedoo Chung, Hyunchol Lim, and Sungboo Kang (collectively, the "Investment Committee" and individually, each a "Committee Member"). The Reporting Entities and the Committee Members collectively are referred to herein as the "Reporting Persons." The Reporting Persons are filing this report with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Powerus Corporation (the "Issuer"), formerly known as Aureus Greenway Holdings, Inc.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 15th Floor, One IFC, 10 Gukjekumyung-ro, Yeungdeungpo-gu, Seoul, Republic of Korea
Citizenship: See responses to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: AUT is the record holder of 27,487,342 shares of Common Stock of the Issuer (the "Record Shares"). KCGI Innovative Growth ESG Private Equity Fund 1 ("Fund 1") and KCGI Innovative Growth ESG Private Equity Fund 1-1 ("Fund 1-1" and together with Fund 1, the "Funds"), as the members of AUT, may be deemed to beneficially own the Record Shares. KCGI, as general partner of each of the Funds, may be deemed to beneficially own the Record Shares. As Committee Members of KCGI, each Committee Member may also be deemed to share the power to direct the disposition and vote of the Record Shares. Notwithstanding the inclusion of any security in this Schedule 13G, each of the Reporting Persons expressly disclaims beneficial ownership of any security reported herein, except to the extent of its or his pecuniary interest therein, if any.
Percent of class: The information required by Item 4(b) is incorporated by reference to Row 11 of the cover pages hereto. The percentages of beneficial ownership reported herein are based on a total of 163,838,861 shares of Common Stock issued and outstanding as of October 1, 2026, as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2026.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page hereto.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24.1 - Power of Attorney, dated October 2, 2026, by KCGI Ltd. Co.
Exhibit 24.2 - Power of Attorney, dated October 2, 2026, by KCGI Innovative Growth ESG Private Equity Fund 1
Exhibit 24.3 - Power of Attorney, dated October 2, 2026, by KCGI Innovative Growth ESG Private Equity Fund 1-1
Exhibit 24.4 - Power of Attorney, dated October 2, 2026, by AUT Holdings LLC
Exhibit 24.5 - Power of Attorney, dated October 2, 2026, by Taewon Kim
Exhibit 24.6 - Power of Attorney, dated October 2, 2026, by Hyunchol Lim
Exhibit 24.7 - Power of Attorney, dated October 2, 2026, by Sungboo Kang
Exhibit 99.1 - Joint Filing Agreement, dated October 2, 2026, by and among the Reporting Persons

## Signatures
- AUT Holdings LLC: /s/ Taedoo Chung, Taedoo Chung as Attorney-in-fact (10/08/2026)
- KCGI Innovative Growth ESG Private Equity Fund 1: /s/ Taedoo Chung, Taedoo Chung as Attorney-in-fact (10/08/2026)
- KCGI Innovative Growth ESG Private Equity Fund 1-1: /s/ Taedoo Chung, Taedoo Chung as Attorney-in-fact (10/08/2026)
- KCGI Co., Ltd.: /s/ Taedoo Chung, Taedoo Chung as Attorney-in-fact (10/08/2026)
- Taewon Kim: /s/ Taedoo Chung, Taedoo Chung as Attorney-in-fact (10/08/2026)
- Hyunchol Lim: /s/ Taedoo Chung, Taedoo Chung as Attorney-in-fact (10/08/2026)
- Taedoo Chung: /s/ Taedoo Chung, Taedoo Chung (10/08/2026)
- Sungboo Kang: /s/ Taedoo Chung, Taedoo Chung as Attorney-in-fact (10/08/2026)